Supplement Dated Nov. 1, 2003*
                      to the Prospectus Dated June 27, 2003
                of IDS Life Series Fund, Inc. S-6191-99 U (6/03)

The following revisions apply to the "Investment Manager" section of the prospectus:

Shareholders have approved a change to the Investment Management Services Agreement and Investment Advisory Agreement to combine all investment roles within American Express Financial Corporation (AEFC). Effective Nov. 1, 2003, AEFC will start serving as an investment manager for the Fund.



S-6191-27 A (11/03)

* Valid until next prospectus update.
Destroy June 30, 2004